                                                                      EXHIBIT 12

                         AIRTOUCH COMMUNICATIONS, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                                      6 MOS.     YEAR      YEAR      YEAR      YEAR      YEAR
(DOLLARS IN MILLIONS)                                  1995      1994      1993      1992      1991      1990
                                                     --------  --------  --------  --------  --------  --------
EARNINGS

Reported pre-tax income from
  continuing operations                              $152.4    $206.4    $107.9    $ 14.4    $ 92.9    $101.7
  Add back:
    Equity in net losses of less-than-
      fifty-percent-owned unconsolidated
      wireless systems                                 37.3      35.3      36.6      38.6      21.5      11.5
    Distributed income of less-than-
      fifty-percent-owned unconsolidated
      wireless systems                                  1.7       1.1       8.7       7.8       0.0       0.0
    Fixed charges included in reported
      pre-tax income                                   12.0      24.5      34.5      64.3      46.8      27.8
  Deduct:
    Minority interests in net losses of
      consolidated wireless systems                   (17.4)    (21.7)     (3.8)     (2.5)      0.0      (4.9)
                                                     ------    ------    ------    ------    ------    ------
Total                                                $186.0    $245.6    $183.9    $122.6    $161.2    $136.1
                                                     ------    ------    ------    ------    ------    ------

FIXED CHARGES

Total interest on debt                                $ 4.4    $ 10.7    $ 25.8    $ 56.5    $ 49.2    $ 29.5
1/3 operating rental expense                            7.6      14.2      12.4      11.4       9.2       6.1
                                                      -----    ------    ------    ------    ------    ------
Total                                                 $12.0    $ 24.9    $ 38.2    $ 67.9    $ 58.4    $ 35.6
                                                      -----    ------    ------    ------    ------    ------

RATIO OF EARNINGS TO
  FIXED CHARGES                                        15.6       9.9       4.8       1.8       2.8       3.8
                                                       ====      ====       ===       ===       ===       ===


Prior to April 1, 1994, the Company was an 86.1% owned subsidiary of Pacific Telesis Group ("Telesis"). As a subsidiary of Telesis, the Company met its funding requirements primarily through short-term borrowings and equity contributions from Telesis. During 1993, Telesis provided equity contributions of $1,179.8 million which the Company used to significantly reduce its indebtedness to Telesis. The Company's indebtedness to Telesis totaled $958.4 million at December 31, 1992 and $0.3 million at December 31, 1993.